EXHIBIT 10.01

ACCESS NEWS

Company and Media Contact:
Christine Berni
Director of Investor Relations
Access Pharmaceuticals, Inc.
(212) 786-6208

ACCESS PHARMACEUTICALS ANNOUNCES PRIVATE PLACEMENT
FINANCING

Company financing includes $4.7 million of new investment and the exchange of approximately $5.3 million of outstanding dividends payable

Use of Proceeds Include Repayment of Outstanding Debt and Working Capital

Dallas, TX and New York, NY, October 25, 2012 - ACCESS PHARMACEUTICALS, INC. (OTCBB: ACCP), an emerging biopharmaceutical company, announced that it has entered into definitive agreements for the purchase of $10.0 million of units, consisting of newly issued Access Series B Convertible Preferred Stock and warrants in a private placement with existing investors. The Series B Convertible Preferred Stock is convertible into common stock at $0.50 per share, and the unit provided for 100% warrant coverage with an exercise price of $0.50 per share and a term of six years.  The financing consists of approximately $4.7 million of new investment and the exchange of approximately $5.3 million of outstanding dividends payable. The transaction is expected to close today, subject to the satisfaction of customary closing conditions.

“We believe this financing strengthens the Company’s financial position by enabling the repayment of overdue debt and significantly reducing the level of outstanding dividends payable,” said Jeffrey Davis, CEO of Access Pharmaceuticals, Inc.  He continued, “This financing gives us the resources to continue MuGard commercialization efforts, and we appreciate the continued support of our current investor group.”

The securities issued in this private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and were issued and sold in a private placement pursuant to Regulation D of the Securities Act.

About Access:
Access Pharmaceuticals, Inc. is an emerging biopharmaceutical company that develops and commercializes proprietary products for the treatment and supportive care of cancer patients. Access' products include MuGard™ (www.MuGard.com), which has received FDA marketing clearance for the management of patients with mucositis, and ProLindac™, a second generation DACH platinum drug. The Company also has other advanced drug delivery technologies including CobaCyte™-mediated targeted delivery and CobOral-oral drug delivery, its proprietary nanopolymer delivery technology based on the natural vitamin B12 uptake mechanism.  For additional information on Access Pharmaceuticals, please visit our website at www.accesspharma.com.

This press release contains certain statements that are forward-looking within the meaning of Section 27a of the Securities Act of 1933, as amended, and that involve risks and uncertainties. These statements include those relating to: our cash burn rate, clinical trial plans and timelines and clinical results for ProLindac, MuGard and Cobalamin, our ability to achieve clinical and commercial success and our ability to successfully develop marketed products. These statements are subject to numerous risks, including but not limited to Access’ need to obtain additional financing in order to continue the clinical trial and operations and to the risks detailed in Access’ Annual Reports on Form 10-K and other reports filed by Access with the Securities and Exchange Commission.